EXHIBIT 3.1.5

                              ARTICLES OF AMENDMENT
                                     OF THE
                            ARTICLES OF INCORPORATION
                                       OF
                               NATIONAL COAL CORP.

         NATIONAL COAL CORP., a corporation organized and existing under the laws of the State of Florida (the "Corporation"), in order to amend its Articles of Incorporation as now in effect (the "Articles of Incorporation"), in accordance with the requirements of Chapter 607, Florida Statutes, does hereby certify as follows:

         1. The name of the Corporation is NATIONAL COAL CORP. and its Document Number with the Florida Department of State is P95000061770.

         2. The amendments being effected hereby (the "Amendments") were duly adopted and approved by the Board of Directors of the Corporation (the "Board of Directors"), effective as of October 27, 2004, by the unanimous written consent of the Board of Directors. The Amendments were adopted and approved, effective as of October 27, 2004, by the written consent of holders of Common Shares of this Corporation having the requisite number of votes sufficient for approval, and the Amendments were adopted and approved, effective as of October 27, 2004, by the written consent of holders of Series A Cumulative Convertible Preferred Stock of this Corporation having the requisite number of votes sufficient for approval. Holders of the Common Shares and the Series A Cumulative Convertible
Preferred Stock are the only two voting groups entitled to vote on the Amendments.

         3. These Articles of Amendment of the Articles of Incorporation of National Coal Corp. (these "Articles of Amendment") shall be effective upon filing hereof with the Department of State of the State of Florida.

         4. ARTICLE III of the Articles of Incorporation shall be amended to insert immediately following the first paragraph thereof, the following new paragraph effecting a combination of the outstanding shares of Common Shares:

                  Effective as of the close of business on the date of filing this Amendment to the Articles of Incorporation with the Florida Secretary of State (the "Effective Time"), every four (4) Common Shares, issued and outstanding and held by a single holder immediately prior to the Effective Time, shall be automatically combined and reclassified into one (1) validly issued, fully paid and nonassessable Common Share; provided, however, that no fractional interests resulting from such combination and reclassification shall be issued, but in lieu thereof, shareholders who otherwise would be entitled to receive fractional shares because they hold an aggregate number of Common Shares not evenly divisible by four (4) will be entitled to receive, upon surrender of the stock certificates that prior to the Effective Time represented such Common Shares, an amount in cash (the "Cash-in-Lieu Amount") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii) four
         (4) times the closing sales price per Common Share as quoted on the Over-the-Counter Bulletin


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         Board on the trading day  immediately  prior to the Effective  Time. No interest shall be payable on the Cash-in-Lieu Amount. Each stock certificate that prior to the Effective Time represented Common Shares shall, following the Effective Time represent the number of shares into which the Common Shares represented by such certificate shall be combined as a result of the combination and reclassification. The total number of Common Shares authorized to be issued by this corporation shall remain eighty million (80,000,000) and shall not otherwise be affected by this combination and reclassification, and the par value of the Common Shares shall remain $.0001 per share. The total number of preferred shares authorized to be issued by this corporation shall remain ten million (10,000,000) and shall not otherwise be affected by this combination and reclassification, and the par value of the preferred shares shall remain $.0001.

         5. ARTICLE VI of the Articles of Incorporation shall be deleted and the following ARTICLE VI shall be inserted in its place:

                                   ARTICLE VI
                                    DIRECTORS

         The Board of Directors of this corporation shall consist of not less than one (1) nor more than fifteen (15) members, the exact number of directors to be fixed from time to time by resolution of the Board of Directors.

         6. The Articles of Incorporation are amended to add a new ARTICLE XIV as follows:

                                   ARTICLE XIV
                                  SHAREHOLDERS

         Subject to the rights, if any, of the holders of shares of preferred shares then outstanding, any action required or permitted to be taken at any annual or special meeting of shareholders may be taken only upon the vote of the shareholders at an annual or special meeting duly noticed and called, as provided in Articles of Incorporation and bylaws of the corporation, and may not be taken by written consent of the shareholders pursuant to the Florida Statutes; provided, however, if the corporation has only one shareholder, then any action required or permitted to be taken at any annual or special meeting of shareholders may be taken by the written consent of such shareholder.



                            [Signature page follows]


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         IN WITNESS  WHEREOF,  the  undersigned  officer of the  Corporation has executed these Articles of Amendment of the Articles of Incorporation of National Coal Corp. as of the 10th day of January, 2005.

                           NATIONAL COAL CORP.


                           By:               /S/ JON NIX
                                       -----------------------------------------
                           Name:       Jon Nix
                           Title:      President and Chief Executive Officer


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